ADLORE, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2024

ADLORE, INC.

TABLE OF CONTENTS



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

BAS PARTNERS
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Adlore, Inc.

We have reviewed the accompanying financial statements of Adlore Inc., which comprise the balance sheet as of December 31, 2024, and the related statement of operations, changes in members' equity, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.





BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
February 11, 2026


ADLORE, INC.

BALANCE SHEET

DECEMBER 31, 2024


ASSETS		2024
Current Assets		
Cash and cash equivalents	$	6,495
Deposit		1,713
Total Current Assets		8,208
Patent and trademark		92,844
Other assets		196
Total assets	$	**101,248**

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$	101,595
Convertible notes payable, current portion		-
Interest payable, related party		220,706
Total current liabilities		322,301
Convertible notes payable, net of current portion		749,500
Total liabilities		1,071,801
Shareholder's equity		
Common stock, $0.0001 par value; 20,000,000 shares authorized, 5,117,500 shares issued and outstanding as of December 31, 2024		500
Retained earnings		(971,054)
Total shareholders' equity		(970,554)
Total liabilities and shareholders' equity	$	**101,248**


The accompanying notes are an integral part of these financial statements.


ADLORE, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2024

	2024
Net revenue earned	$ -
Cost of revenue earned	-
Gross profit	-
Operating Expenses:	
Research and development	1,000
Regulatory	10,500
Professional fees	28,413
General and administrative	25,098
Sales and marketing	2,376
Total Operating Expense	67,389
Loss from operations	(67,389)
Other Income/(Expenses):	
Other expense	-
Interest expense	(58,355)
Total other income	(58,355)
Provision for income taxes	-
Net Loss	$ (125,744)

The accompanying notes are an integral part of these financial statements.

ADLORE, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

| | Shareholders' Deficit | | | | |
| | Common Stock | | | | Total |
	Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	Stockholders' Deficit
Balance at December 31, 2023	5,117,500	$ 500	$ -	(845,310)	$ (844,810)
Issuance of common stock		-	-	-	-
Net loss	-	-	-	(125,744)	(125,744)
Balance at December 31, 2024	5,117,500	500	-	(971,054)	(970,554)

The accompanying notes are an integral part of these financial statements.

ADLORE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

	2024
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (125,744)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Deposit	(1,713)
Accounts payable and accrued liabilities	118,562
Interest payable	10,750
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,855
NET CHAGE IN CASH AND CASH EQUIVALENTS	1,855
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,640
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ **6,495**

The accompanying notes are an integral part of these financial statements.

NOTE 1 –DESCRIPTION OF BUSINESS

Adlore, Inc. (the "Company") was incorporated on February 9, 2012, in the state of Virginia. The Company was formed to transform the landscape of wound care by prioritizing patient comfort, promoting rapid healing, and driving down the financial burden on the healthcare system.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Account receivables

Accounts receivables are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company has not started any activities and therefore there are no accounts receivable at December 31, 2024.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight line method.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing companies compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

The Company capitalizes costs associated with the application and award of patents. Patent costs are included in intangible assets on the balance sheet. These Intangible assets will be amortized over the expected period to benefited, not to exceed the patent lives, which may be as long as 20 years. At December 31, 2024, Intangible assets was $92,844.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)   to apply the new standard only to contracts that are not completed as of January 1, 2023; and

(ii)   to reflect the aggregate effect of all contract modifications prior to January 1, 2023 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable. and (iv) collectability is reasonably assured. The Company typically records revenues when services are performed.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company performed a 409A valuation to determine the fair value of stock options.

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Fair Value Measurements

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I.   quoted prices for similar assets or liabilities in active markets;
II.   quoted prices for identical or similar assets in markets that are not active;

III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

IV.   inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 3 – SHARE-BASED COMPENSATION

The Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 823,850 shares of its Class B Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued as per the latest 409A valuation. Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

NOTE 4 – INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 consists of the following:

	2024
Net operating loss	$ 31,436
Valuation allowance	(31,436)
Net Provision for income tax	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

NOTE 5 – CONVERTIBLE NOTES

The Company issued convertible promissory notes to investors with an aggregate principal balance of $749,500. The note bears interest per annum and payable at maturity.

The notes are convertible, at the option of the holder, into shares of the Company's common stock at a conversion price subject to customary anti-dilution provisions.

Interest accrued and unpaid at December 31, 2024 totaled $220,706 and is included in liabilities on the balance sheet at December 31, 2024.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through February 11, 2026, the issuance date of the financial statements.

END OF REPORT

ADLORE, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2025

ADLORE, INC.

TABLE OF CONTENTS



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Adlore, Inc.

We have reviewed the accompanying financial statements of Adlore Inc., which comprise the balance sheet as of December 31, 2025, and the related statement of operations, changes in members' equity, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.





BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
February 11, 2026

ADLORE, INC.

BALANCE SHEET

DECEMBER 31, 2025

ASSETS		2025
Current Assets		
Cash and cash equivalents	$	13,013
Deposit		-
Total Current Assets		13,013
Patent and trademark		92,844
Other assets		196
Total assets	**$**	**106,053**

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$	81,348
Convertible notes payable, current portion		-
Interest payable, related party		281,499
Total current liabilities		362,847
Convertible notes payable, net of current portion		749,500
Total liabilities		1,112,347
Shareholder's equity		
Common stock, $0.0001 par value; 20,000,000 shares authorized, 5,117,500 shares issued and outstanding as of December 31, 2025		500
Additional paid-in-capital		100,000
Retained earnings		(1,106,794)
Total shareholders' equity		(1,006,294)
Total liabilities and shareholders' equity	$	106,053

The accompanying notes are an integral part of these financial statements.

ADLORE, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2023

	2025
Net revenue earned	$ -
Cost of revenue earned	-
Gross profit	-
Operating Expenses:	
Research and development	-
Regulatory	675
Professional fees	30,297
General and administrative	43,908
Sales and marketing	67
Total Operating Expense	74,947
Loss from operations	(74,947)
Other Income/(Expenses):	
Other expense	-
Interest expense	(60,793)
Total other income	(60,793)
Provision for income taxes	-
Net Loss	$ (135,740)

The accompanying notes are an integral part of these financial statements.

ADLORE, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Shareholders' Deficit				
	Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance at December 31, 2023	5,117,500	$ 500	$ -	$ (845,310)	$ (844,810)
Issuance of common stock		-	-	-	-
Net loss	-	-	-	(125,744)	(125,744)
Balance at December 31, 2024	5,117,500	500	-	(971,054)	(970,554)
Issuance of common stock	-	-	100,000		100,000
Net loss	-	-	-	(135,740)	(135,740)
Balance at December 31, 2025	**5,117,500**	**$ 500**	**$ 100,000**	**$ (1,106,794)**	**$ (1,006,294)**

The accompanying notes are an integral part of these financial statements.

ADLORE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

		2025
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(135,740)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Deposit		1,713
Accounts payable and accrued liabilities		(20,248)
Interest payable		60,793
NET CASH USED IN OPERATING ACTIVITIES		(93,482)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from loans		-
Payments of loans		-
Issuance of shares		100,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		100,000
NET CHAGE IN CASH AND CASH EQUIVALENTS		6,518
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		6,495
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$**	**13,013**

The accompanying notes are an integral part of these financial statements.

NOTE 1 –DESCRIPTION OF BUSINESS

Adlore, Inc. (the "Company") was incorporated on February 9, 2012, in the state of Virginia. The Company was formed to transform the landscape of wound care by prioritizing patient comfort, promoting rapid healing, and driving down the financial burden on the healthcare system.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Account receivables

Accounts receivables are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company has not started any activities and therefore there are no accounts receivable at December 31, 2025.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight line method.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing companies compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

The Company capitalizes costs associated with the application and award of patents. Patent costs are included in intangible assets on the balance sheet. These Intangible assets will be amortized over the expected period to benefited, not to exceed the patent lives, which may be as long as 20 years. At December 31, 2025, Intangible assets was $92,844.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)   to apply the new standard only to contracts that are not completed as of January 1, 2023; and

(ii)   to reflect the aggregate effect of all contract modifications prior to January 1, 2023 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable. and (iv) collectability is reasonably assured. The Company typically records revenues when services are performed.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company performed a 409A valuation to determine the fair value of stock options.

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Fair Value Measurements

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I.   quoted prices for similar assets or liabilities in active markets;
II.   quoted prices for identical or similar assets in markets that are not active;

III.   observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

IV.   inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 3 – SHARE-BASED COMPENSATION

The Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 823,850 shares of its Class B Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued as per the latest 409A valuation. Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

NOTE 4 – INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 consists of the following:

	2025
Net operating loss	$ 33,935
Valuation allowance	(33,935)
Net Provision for income tax	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2025. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, the Company had no accrued interest and penalties related to uncertain tax positions.

NOTE 5 – CONVERTIBLE NOTES

The Company issued convertible promissory notes to investors with an aggregate principal balance of $749,500. The note bears interest per annum and payable at maturity.

The notes are convertible, at the option of the holder, into shares of the Company's common stock at a conversion price subject to customary anti-dilution provisions.

Interest accrued and unpaid at December 31, 2025 totaled $281,499 and is included in liabilities on the balance sheet at December 31, 2025.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through February 11, 2026, the issuance date of the financial statements.

END OF REPORT